Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Second Quarter 2018 Financial Results

SHANGHAI, August 2, 2018 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial Highlights:

•	Total revenues increased 33.0% over Q2 2017 to RMB895.5 million (US$135.3 million), exceeding the Company’s guidance range
•	Online recruitment services revenues increased 32.5% over Q2 2017 to RMB588.4 million (US$88.9 million)
•	Other human resource related revenues increased 34.0% over Q2 2017 to RMB307.1 million (US$46.4 million)
•	Gross margin was 72.4% compared with 73.2% in Q2 2017
•	Income from operations increased 16.0% over Q2 2017 to RMB218.1 million (US$33.0 million)
•	Due to the significant impact of the loss from foreign currency translation and the change in fair value of convertible senior notes, fully diluted loss per share was RMB(0.92) (US$(0.14))
•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB5.43 (US$0.82), exceeding the Company’s guidance range

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “With clear focus and purpose, we continued to solidly execute our high-quality growth strategy. Our online business maintained an uptrend in revenue per employer as we successfully drove greater spending by existing, more sophisticated customers and worked through increased prices on certain entry-level online packages among new, smaller sized customers. We also saw positive customer demand for our other HR services which, combined with recruitment services, can provide employers with complete end-to-end talent management solutions. Demonstrating proven capabilities, dedicated coverage and industry expertise built over two decades, 51job is further cementing its leadership and remains uniquely positioned to capture all aspects of the HR opportunity in China.”

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51job, Inc. Reports Second Quarter 2018 Financial Results
August 2, 2018

Second Quarter 2018 Unaudited Financial Results

Total revenues for the second quarter ended June 30, 2018 were RMB895.5 million (US$135.3 million), an increase of 33.0% from RMB673.2 million for the same quarter in 2017.

Online recruitment services revenues for the second quarter of 2018 were RMB588.4 million (US$88.9 million), representing a 32.5% increase from RMB443.9 million for the same quarter of the prior year. This growth was driven mainly by higher average revenue per unique employer, which increased 33.5% in the second quarter of 2018 due to successful up-selling efforts that resulted in the purchase of multiple and/or higher value online products and services by customers, as well as price increases for select like-for-like products when compared with the same quarter in 2017. In line with the Company’s strategy to focus attention on higher potential customers and moderate new employer additions, the estimated number of unique employers decreased slightly to 377,831 in the second quarter of 2018 compared with 380,717 in the same quarter of the prior year. The estimated number of unique employers in the second quarter of 2018 reflects those employers currently assigned a unique identification number in the Company’s management information systems and does not include employers utilizing Lagou.com.

Other human resource related revenues for the second quarter of 2018 increased 34.0% to RMB307.1 million (US$46.4 million) from RMB229.2 million for the same quarter in 2017. This increase was primarily due to greater usage and growth of business process outsourcing, training, assessment and placement services.

Gross profit for the second quarter of 2018 increased 31.6% to RMB641.0 million (US$96.9 million) from RMB487.0 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 72.4% in the second quarter of 2018 compared with 73.2% for the same quarter in 2017.

Operating expenses for the second quarter of 2018 increased 41.5% to RMB422.9 million (US$63.9 million) from RMB298.9 million for the same quarter in 2017. Sales and marketing expenses for the second quarter of 2018 increased 46.4% to RMB334.2 million (US$50.5 million) from RMB228.2 million for the same quarter of the prior year primarily due to higher employee compensation expenses, headcount additions as well as greater advertising, branding and promotion expenses. General and administrative expenses for the second quarter of 2018 increased 25.5% to RMB88.7 million (US$13.4 million) from RMB70.6 million for the same quarter of the prior year primarily due to higher employee compensation, rent and office expenses.

Income from operations for the second quarter of 2018 increased 16.0% to RMB218.1 million (US$33.0 million) from RMB188.1 million for the second quarter of 2017. Operating margin, which is income from operations as a percentage of net revenues, was 24.6% in the second quarter of 2018 compared with 28.3% for the same quarter in 2017. Excluding share-based compensation expense, operating margin would have been 27.5% in the second quarter of 2018 compared with 31.3% for the same quarter in 2017.

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51job, Inc. Reports Second Quarter 2018 Financial Results
August 2, 2018

The Company recognized a loss from foreign currency translation of RMB80.8 million (US$12.2 million) in the second quarter of 2018 compared with RMB1.8 million in the second quarter of 2017 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits and U.S. dollar-denominated convertible senior notes issued in 2014.

In the second quarter of 2018, the Company recognized a mark-to-market, non-cash loss of RMB309.3 million (US$46.7 million) associated with a change in fair value of convertible senior notes compared with RMB114.8 million in the second quarter of 2017. The large non-cash loss was a result of the significant increase in the price of the Company’s American Depositary Shares traded on the Nasdaq Global Select Market during the second quarter of 2018 and its corresponding effect on the fair value of the convertible senior notes.

Other income in the second quarter of 2018 included local government financial subsidies of RMB154.0 million (US$23.3 million) compared with RMB20.5 million in the second quarter of 2017.

Net loss attributable to 51job for the second quarter of 2018 was RMB(56.6) million (US$(8.6) million) compared with net income of RMB70.6 million for the same quarter in 2017. Fully diluted loss per share for the second quarter of 2018 was RMB(0.92) (US$(0.14)) compared with earnings per share of RMB1.16 for the same quarter in 2017.

In the second quarter of 2018, total share-based compensation expense was RMB25.1 million (US$3.8 million) compared with RMB19.9 million in the second quarter of 2017.

Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the second quarter of 2018 increased 73.2% to RMB358.7 million (US$54.2 million) compared with RMB207.1 million for the second quarter of 2017. Non-GAAP adjusted fully diluted earnings per share were RMB5.43 (US$0.82) in the second quarter of 2018 compared with RMB3.34 in the second quarter of 2017.

As of June 30, 2018, cash and short-term investments totaled RMB7,935.8 million (US$1,199.3 million) compared with RMB7,132.0 million as of December 31, 2017.

Business Outlook

Based on current market and operating conditions, the Company’s total revenues target for the third quarter of 2018 is in the estimated range of RMB905 million to RMB935 million (US$136.8 million to US$141.3 million). Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the future impact of certain items, such as gain/loss from foreign currency translation and change in fair value of convertible senior notes. The Company is not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such future impact and changes. Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible senior notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2018 is in the estimated range of RMB3.70 to RMB4.00 (US$0.56 to US$0.60) per share. The Company expects total share-based compensation expense in the third quarter of 2018 to be in the estimated range of RMB32 million to RMB33 million (US$4.8 million to US$5.0 million).

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51job, Inc. Reports Second Quarter 2018 Financial Results
August 2, 2018

Management Change

In June 2018, Mr. David Weimin Jin, Senior Vice President of Sales, resigned from the Company for personal reasons, and his responsibilities were smoothly transitioned to other members of sales management. “We thank David for his many years of service and wish him all the best as he pursues other interests in the future,” said Mr. Yan.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.6171 to US$1.00, the noon buying rate on June 29, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 9:00 p.m. Eastern Time on August 2, 2018 (9:00 a.m. Beijing / Hong Kong time zone on August 3, 2018) to discuss its second quarter 2018 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: +852-800-905-945

China: +86-400-120-1203

Conference ID: 51job

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

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51job, Inc. Reports Second Quarter 2018 Financial Results
August 2, 2018

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, and http://www.lagou.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, placement, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

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51job, Inc. Reports Second Quarter 2018 Financial Results
August 2, 2018

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Second Quarter 2018 Financial Results
August 2, 2018

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	June 30, 2017	June 30, 2018	June 30, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	443,945	588,379	88,918
Other human resource related revenues	229,222	307,147	46,417

Total revenues	673,167	895,526	135,335
Less: Government surcharges	(7,620)	(9,741)	(1,472)

Net revenues	665,547	885,785	133,863
Cost of services (Note 2)	(178,541)	(244,771)	(36,991)

Gross profit	487,006	641,014	96,872

Operating expenses:
Sales and marketing (Note 3)	(228,247)	(334,217)	(50,508)
General and administrative (Note 4)	(70,638)	(88,655)	(13,398)

Total operating expenses	(298,885)	(422,872)	(63,906)

Income from operations	188,121	218,142	32,966

Loss from foreign currency translation	(1,822)	(80,775)	(12,207)
Interest and investment income, net	19,451	26,420	3,993
Change in fair value of convertible senior notes	(114,829)	(309,313)	(46,744)
Other income, net	20,366	153,869	23,253

Income before income tax expense	111,287	8,343	1,261
Income tax expense	(40,529)	(65,662)	(9,923)

Net income (loss)	70,758	(57,319)	(8,662)
Net (income) loss attributable to non-controlling interests	(164)	691	104

Net income (loss) attributable to 51job, Inc.	70,594	(56,628)	(8,558)

Net income (loss)	70,758	(57,319)	(8,662)
Other comprehensive income (loss)	(345)	856	129

Total comprehensive income (loss)	70,413	(56,463)	(8,533)

Earnings (Loss) per share:
Basic	1.18	(0.92)	(0.14)
Diluted (Note 5)	1.16	(0.92)	(0.14)

Weighted average number of common shares outstanding:
Basic	60,031,311	61,350,009	61,350,009
Diluted	60,831,254	61,350,009	61,350,009

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6171 to US$1.00 on June 29, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB3,186 and RMB3,384 (US$511) for the three months ended June 30, 2017 and 2018, respectively.

(3) Includes share-based compensation expense of RMB2,739 and RMB2,909 (US$440) for the three months ended June 30, 2017 and 2018, respectively.

(4) Includes share-based compensation expense of RMB13,961 and RMB18,798 (US$2,841) for the three months ended June 30, 2017 and 2018, respectively.

(5) Diluted earnings (loss) per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings (loss) per share for the three months ended June 30, 2017 and 2018 because the effect would be anti-dilutive. The impact of share options was also excluded in the computation of diluted loss per share for the three months ended June 30, 2018 because the effect would be anti-dilutive.

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51job, Inc. Reports Second Quarter 2018 Financial Results
August 2, 2018

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Six Months Ended
	June 30, 2017	June 30, 2018	June 30, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	864,033	1,136,671	171,778
Other human resource related revenues	416,847	570,128	86,160

Total revenues	1,280,880	1,706,799	257,938
Less: Government surcharges	(15,678)	(19,651)	(2,970)

Net revenues	1,265,202	1,687,148	254,968
Cost of services (Note 2)	(337,209)	(449,756)	(67,969)

Gross profit	927,993	1,237,392	186,999

Operating expenses:
Sales and marketing (Note 3)	(433,130)	(609,030)	(92,039)
General and administrative (Note 4)	(142,297)	(174,185)	(26,323)

Total operating expenses	(575,427)	(783,215)	(118,362)

Income from operations	352,566	454,177	68,637

Loss from foreign currency translation	(1,862)	(44,488)	(6,723)
Interest and investment income, net	34,874	49,434	7,471
Change in fair value of convertible senior notes	(139,910)	(898,415)	(135,772)
Other income, net	69,724	154,184	23,301

Income (Loss) before income tax expense	315,392	(285,108)	(43,086)
Income tax expense	(81,606)	(109,837)	(16,599)

Net income (loss)	233,786	(394,945)	(59,685)
Net (income) loss attributable to non-controlling interests	(272)	5,505	832

Net income (loss) attributable to 51job, Inc.	233,514	(389,440)	(58,853)

Net income (loss)	233,786	(394,945)	(59,685)
Other comprehensive income (loss)	(461)	156	24

Total comprehensive income (loss)	233,325	(394,789)	(59,661)

Earnings (Loss) per share:
Basic	3.93	(6.37)	(0.96)
Diluted (Note 5)	3.88	(6.37)	(0.96)

Weighted average number of common shares outstanding:
Basic	59,494,235	61,143,380	61,143,380
Diluted	60,175,896	61,143,380	61,143,380

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6171 to US$1.00 on June 29, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB6,716 and RMB6,953 (US$1,051) for the six months ended June 30, 2017 and 2018, respectively.

(3) Includes share-based compensation expense of RMB5,773 and RMB5,977 (US$903) for the six months ended June 30, 2017 and 2018, respectively.

(4) Includes share-based compensation expense of RMB29,427 and RMB34,963 (US$5,284) for the six months ended June 30, 2017 and 2018, respectively.

(5) Diluted earnings (loss) per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings (loss) per share for the six months ended June 30, 2017 and 2018 because the effect would be anti-dilutive. The impact of share options was also excluded in the computation of diluted loss per share for the six months ended June 30, 2018 because the effect would be anti-dilutive.

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51job, Inc. Reports Second Quarter 2018 Financial Results
August 2, 2018

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2017	June 30, 2018	June 30, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	111,287	8,343	1,261
Add back: Share-based compensation	19,886	25,091	3,792
Add back: Loss from foreign currency translation	1,822	80,775	12,207
Add back: Change in fair value of convertible senior notes	114,829	309,313	46,744
Non-GAAP income before income tax expense	247,824	423,522	64,004

GAAP income tax expense	(40,529)	(65,662)	(9,923)
Tax effect of non-GAAP line items	(57)	132	20
Non-GAAP income tax expense	(40,586)	(65,530)	(9,903)

Non-GAAP adjusted net income	207,238	357,992	54,101

Non-GAAP adjusted net income attributable to 51job, Inc.	207,074	358,683	54,205

Non-GAAP adjusted earnings per share:
Basic	3.45	5.85	0.88
Diluted (Note 2)	3.34	5.43	0.82

Weighted average number of common shares outstanding:
Basic	60,031,311	61,350,009	61,350,009
Diluted	64,866,926	67,708,774	67,708,774

	For the Six Months Ended
	June 30, 2017	June 30, 2018	June 30, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income (loss) before income tax expense	315,392	(285,108)	(43,086)
Add back: Share-based compensation	41,916	47,893	7,238
Add back: Loss from foreign currency translation	1,862	44,488	6,723
Add back: Change in fair value of convertible senior notes	139,910	898,415	135,772
Non-GAAP income before income tax expense	499,080	705,688	106,647

GAAP income tax expense	(81,606)	(109,837)	(16,599)
Tax effect of non-GAAP line items	(56)	51	8
Non-GAAP income tax expense	(81,662)	(109,786)	(16,591)

Non-GAAP adjusted net income	417,418	595,902	90,056

Non-GAAP adjusted net income attributable to 51job, Inc.	417,146	601,407	90,888

Non-GAAP adjusted earnings per share:
Basic	7.01	9.84	1.49
Diluted (Note 3)	6.80	9.20	1.39

Weighted average number of common shares outstanding:
Basic	59,494,235	61,143,380	61,143,380
Diluted	64,211,568	67,332,502	67,332,502

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6171 to US$1.00 on June 29, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,592 and RMB9,050 (US$1,368) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended June 30, 2017 and 2018, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended June 30, 2017 and 2018.

(3) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB19,231 and RMB17,903 (US$2,706) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the six months ended June 30, 2017 and 2018, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the six months ended June 30, 2017 and 2018.

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51job, Inc. Reports Second Quarter 2018 Financial Results
August 2, 2018

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31, 2017	June 30, 2018	June 30, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	2,292,476	1,880,018	284,115
Restricted cash	249	7,317	1,106
Short-term investments	4,839,550	6,055,788	915,173
Accounts receivable (net of allowance of RMB5,384
and RMB8,744 as of December 31, 2017 and
June 30, 2018, respectively)	186,861	176,329	26,647
Prepayments and other current assets	559,105	550,777	83,237

Total current assets	7,878,241	8,670,229	1,310,278

Non-current assets:
Long-term investments	433,886	465,621	70,366
Property and equipment, net	497,845	540,527	81,686
Goodwill	1,021,454	1,021,454	154,366
Intangible assets, net	162,024	236,874	35,797
Other long-term assets	17,370	14,033	2,121
Deferred tax assets	12,912	15,424	2,331

Total non-current assets	2,145,491	2,293,933	346,667

Total assets	10,023,732	10,964,162	1,656,945

LIABILITIES, MEZZANINE EQUITY AND EQUITY

Current liabilities:
Accounts payable	35,532	54,947	8,304
Salary and employee related accrual	134,966	140,043	21,164
Taxes payable	230,734	182,299	27,550
Advance from customers	937,981	1,180,497	178,401
Convertible senior notes, current	—	2,623,002	396,398
Other payables and accruals	703,441	683,791	103,337

Total current liabilities	2,042,654	4,864,579	735,154

Non-current liabilities:
Deferred tax liabilities	121,348	144,588	21,851
Convertible senior notes, non-current	1,667,967	—	—

Total non-current liabilities	1,789,315	144,588	21,851

Total liabilities	3,831,969	5,009,167	757,005

Mezzanine equity:
Redeemable non-controlling interests	228,230	222,317	33,597

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000
shares authorized, 61,853,004 and 61,730,368
shares issued and outstanding as of December 31,
2017 and June 30, 2018, respectively)	50	50	8
Additional paid-in capital	1,809,732	1,963,244	296,693
Statutory reserves	13,874	13,874	2,097
Accumulated other comprehensive income	136,947	137,103	20,719
Retained earnings	3,993,777	3,604,337	544,700

Total 51job, Inc. shareholders' equity	5,954,380	5,718,608	864,217

Non-controlling interests	9,153	14,070	2,126

Total equity	5,963,533	5,732,678	866,343

Total liabilities, mezzanine equity and equity	10,023,732	10,964,162	1,656,945

Note (1):  The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6171 to US$1.00 on June 29, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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